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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA
REPORTS THIRD QUARTER RESULTS

THIRD QUARTER
Net Revenues up by 16%
Station Operating Cash Flow up by €9.6 million
Operating Income up by €8.6 million

NINE MONTHS
Net Revenues up by 13%
Station Operating Cash Flow up by €28.4 million
Operating Income up by €27.5 million

        LUXEMBOURG, November 11, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and nine months ended September 30, 2003.

        Results, which are attached, are in thousands of euros (except per share data) converted from local currencies. The following interim report should be read in conjunction with the accompanying unaudited interim financial statements. Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
	2002	2003	% change	2002	2003	% change
Net revenue	€98,910	€115,228	16%	€341,813	€385,810	13%
Station operating cash flow(1)	2,317	11,915	414%	18,714	47,093	152%
Operating income (loss)	(6,248)	2,311	—	(7,889)	19,613	—
Net income (loss)(3)	(18,202)	20,064	—	(20,351)	27,633	—
Net income (loss) per common share	€(0.64)	€0.70		€(0.71)	€0.97
Weighted average common shares	28,568	28,621		28,465	28,618
Cash provided by (used in) operating activities	(8,432)	6,418		(8,872)	27,196
Station operating cash flow margin(2)	2.3%	10.3%		5.5%	12.2%
Operating income (loss) margin(2)	(6.3)%	2.0%		(2.3)%	5.1%

(1)
Station operating cash flow ("STOCF") is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 11).

(2)
Station operating cash flow margin is STOCF expressed as a percentage of net revenue and operating income (loss) margin is operating income (loss) expressed as a percentage of net revenue.

(3)
The net income (loss) for the three and nine month periods ended September 30, 2003, includes a non-cash investment gain of €30.2 million realized on the Veronica transaction completed on September 1, 2003.

        Commenting on the results, Markus Tellenbach, SBS's Chief Executive Officer, said: "SBS had a historic third quarter as we recorded substantial improvements across all financial metrics. Revenue increased 16%, significantly outperforming our markets, and station operating cash flow improved more than fourfold as we continued to drive operating leverage throughout the Company. We are clearly executing on our operating strategy, as most of our stations captured additional viewing shares while operating costs as a percentage of revenue continued to decline."

        "While our financial performance continues to improve, we executed several strategic acquisitions that will further strengthen our competitive position. We now operate the largest radio group in Scandinavia with the leading or second market share ranking in each country based on net revenues. In addition, the relaunch and rebranding of our television station "Veronica" in The Netherlands has been well received by viewers and advertisers. With the strong market positions of our television and radio stations, SBS provides a unique pan-European marketing vehicle for advertisers. The Veronica acquisition also brought with it the addition of an established and profitable publishing business, with 2002 revenues in excess of €60 million and operating income of approximately €11 million. We are committed on improving our profitability and are on track for a record fourth quarter and full-year in terms of profitability."

Recent Developments

        In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was approximately €17.5 million, payable in SBS common shares, subject to certain guarantees. The acquisitions were completed on September 8, 2003.

        In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, is 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our five stations and Bonnier's 14 stations, was completed on October 1, 2003.

        On September 1, 2003, we completed our acquisitions of certain media assets from Veronica Holding BV in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting BV has obtained the right to use the "Veronica" brand for television uses and has rebranded and relaunched its television channel V8 as Veronica on September 20, 2003. In addition, SBS Broadcasting BV acquired the company that publishes the weekly television and radio guide Veronica Magazine. In 2002, Veronica Magazine had annual revenues in excess of €60 million and operating income of approximately €11 million. Veronica Magazine is the largest weekly publication in the Netherlands, with a circulation of approximately 1.1 million. As a result of this transaction, Veronica Holding BV was issued a 10% equity interest in SBS Broadcasting BV. We recorded an investment gain of €30.2 million on this transaction, which is reflected in our net income for the three and nine month periods ended September 30, 2003. Because the shares of SBS Broadcasting BV are not publicly traded, we have based our valuation of those shares on the valuation given to them in the share purchase agreement pursuant to which we acquired the company that publishes the Veronica Magazine. In order to confirm that this contractually specified valuation is reflecting fair market value, we have engaged PricewaterhouseCoopers to perform an independent analysis of the transaction, and it is possible that the valuation will be adjusted in light of PricewaterhouseCoopers' findings. In the event that we deem it appropriate to adjust the valuation, we will revise our results for the three and nine month periods ending September 30, 2003 accordingly.

        On September 12, 2003, we agreed to sell our 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for a cash consideration of €131.6 million. The transaction, which is subject to ITI raising the required funding through a financing transaction, is expected to close in the fourth quarter of 2003. The agreement is valid until December 31, 2003.

Financial Statements

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three and nine months ended September 30, 2003 compared to the three and nine months ended September 30, 2002, we divide our operations into three segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and Veronica (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. The result of our New Media activities is no longer considered a reportable segment and is included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and from September 2003 Radio 2 in Denmark, jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; from September 2003 Radio 1 and The Voice in Norway, jointly referred to as "our Norwegian Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "Print operations", which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly the result of operations have been reflected in our consolidated financial statements since that date.

        Results from TVN and TVN7 in Poland, prima TV in Romania, ATV in Austria, and through to October 21, 2002, Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

        The consolidated statements of operations and balance sheet have been prepared on the basis of a preliminary purchase price allocation of the acquisitions completed during the third quarter. The final purchase price allocation will be completed during the fourth quarter.

  Operating Expenses as a Percentage of Net Revenue

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	74.6%	68.4%	75.0%	69.5%
Selling, general and administrative expenses	23.0%	21.3%	19.5%	18.3%
Corporate expenses	4.3%	3.3%	3.0%	2.7%
Non-cash compensation	0.2%	0.4%	0.2%	0.1%
Depreciation and Amortization	4.1%	4.6%	4.6%	4.3%

Three months ended September 30, 2003 compared to three months ended September 30, 2002

Net Revenue

        Net revenue increased €16.3 million, or 16%, from €98.9 million for the three months ended September 30, 2002 to €115.2 million for the three months ended September 30, 2003. The increase was primarily attributable to increased net revenues of €8.8 million, or 10%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at almost all stations. Net revenues increased €2.2 million, or 6%, at our Dutch Television operations; €2.1 million, or 15%, at Kanal 5; €2.0 million, or 27%, at VT4; €1.8 million, or 15%, at our Hungarian Television operations; and €0.4 million, or 4%, at TVNorge. Our Danish Television operations had decreased net revenues of €0.5 million, or 5%, as compared to the same period last year, due primarily to a decline in viewing shares.

        Our Radio operations net revenues increased €2.5 million, or 32%, mainly due to revenues at the newly acquired stations and increased revenues at our Finnish Radio operations and Lampsi.

        Our newly acquired Print operations had net revenues of €5.0 million.

Station Operating Expenses

        Station operating expenses increased €5.0 million, or 7%, from €73.8 million for the three months ended September 30, 2002 to €78.8 million for the three months ended September 30, 2003, mainly due to expenses at our newly acquired operations of €3.5 million. Station operating expenses expressed as a percentage of net revenues were 74.6% and 68.4% for the three months ended September 30, 2002 and 2003, respectively.

        Our Television operations had increased station operating expenses of €1.5 million, or 2%, for the three months ended September 30, 2003, compared to the three months ended September 30, 2002, mainly due to increased expenses at our Hungarian Television operations, our Dutch Television operations and Kanal 5 of €1.4 million, €1.2 million and €0.5 million, respectively. Such increases were partly offset by savings at TVNorge of €1.6 million, or 22%, mainly due to savings made on the change from analogue to digital distribution.

        Our Radio operations had increased station operating expenses of €0.6 million, or 18%, mainly due to expenses at the newly acquired stations.

        Our newly acquired Print operations had print and distribution expenses of €2.9 million.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €1.7 million, or 8%, from €22.8 million for the three months ended September 30, 2002 to €24.5 million for the three months ended September 30, 2003, primarily attributable to expenses of €2.2 million at our newly acquired operations. Excluding such expenses, our selling, general and administrative expenses decreased €0.4 million, or 2%. Selling, general and administrative expenses expressed as a percentage of net revenues were 23.0% and 21.3% for the three months ended September 30, 2002 and 2003, respectively.

Corporate Expenses

        Corporate expenses decreased €0.5 million, or 12%, from €4.3 million for the three months ended September 30, 2002 to €3.8 million for the three months ended September 30, 2003. Corporate expenses expressed as a percentage of net revenues were 4.3% and 3.3% for the three months ended September 30, 2002 and 2003, respectively.

Non-cash Compensation

        Non-cash compensation increased €0.3 million from €0.2 million for the three months ended September 30, 2002 to €0.5 million for the three months ended September 30, 2003. Non-cash compensation expressed as a percentage of net revenues were 0.2% and 0.4% for the three months ended September 30, 2002 and 2003, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €1.2 million, or 30%, from €4.1 million for the three months ended September 30, 2002 to €5.3 million for the three months ended September 30, 2003, mainly due to the absence in 2003 of a one-off reduction in amortization in 2002 on our access to distribution in Norway. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.1% and 4.6% for the three months ended September 30, 2002 and 2003, respectively.

Operating Income (Loss)

        Operating income (loss) improved €8.6 million, or 137%, from a loss of €6.3 million for the three months ended September 30, 2002 to an income of €2.3 million for the three months ended September 30, 2003, primarily attributable to an improvement of €6.6 million at our Television operations.

        The improvement at our Television operations was primarily attributable to increased operating income at our Dutch Television operations of €1.5 million, at TVNorge of €0.8 million and at Kanal 5 of €0.9 million. The improvement was also attributable to reduced operating losses at VT4 of €1.7 million, and at our Hungarian Television operations of €0.9 million.

        Our Radio operations had improvements of €1.0 million, mainly due to improvements at our Danish and Finnish Radio operations, and Lampsi.

        Our newly acquired Print operations had operating income of €0.7 million.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €3.8 million, from €2.7 million for the three months ended September 30, 2002 to €6.5 million for the three months ended September 30, 2003, mainly due to an impairment charge of €6.1 million recorded on our investment in TVN in Poland, which reflects the estimated fair value of our investment based on the contemplated sale of our investment in the station for cash consideration of €131.6 million. This increase was partly offset by the absence in 2003 of a loss of €1.2 million on our investment in ATV in Austria recorded in 2002.

Net Interest Expense

        Net interest expense decreased €1.5 million, or 21%, from €7.1 million in the three months ended September 30, 2002 to €5.6 million for the three months ended September 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the US dollar against the euro and the repurchase of $10 million face value of the notes during the last twelve months.

Foreign Exchange Gains (Losses)

        Foreign exchange gains (losses) improved €5.0 million from a loss of €1.1 million for the three months ended September 30, 2002 to a gain of €3.9 million for the three months ended September 30, 2003, primarily attributable to currency gains in 2003 on our US dollar denominated 7% Convertible Subordinated Notes.

Investment Gains

        We recorded net investment gains of €30.1 million in the three months ended September 30, 2003, mainly related to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the newly acquired Print operations. In the three months ended September 30, 2002, we had investment gains of €0.6 million related to the disposal of certain New Media investments.

Other Expenses, Net

        Other expenses, net, decreased €0.4 million from €1.5 million for the three months ended September 30, 2002 to €1.1 million for the three months ended September 30, 2003.

Income Taxes

        Income taxes increased €0.9 million from €22,000 for the three months ended September 30, 2002 to €0.9 million for the three months ended September 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €38.3 million from a loss of €18.2 million for the three months ended September 30, 2002 to an income of €20.1 million for the three months ended September 30, 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) would have improved €8.1 million from a loss of €18.2 million for the three months ended September 30, 2002 to a loss of €10.1 million for the three months ended September 30, 2003.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Net Revenue

        Net revenue increased €44.0 million, or 13%, from €341.8 million for the nine months ended September 30, 2002 to €385.8 million for the nine months ended September 30, 2003. The increase was primarily attributable to increased net revenues of €34.3 million, or 11%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €13.4 million, or 29%, and €9.9 million, or 23%, respectively. Our Dutch Television operations had increased net revenues of €9.6 million, or 8%, VT4 had increased net revenues of €3.7 million, or 12%, and TVNorge had increased net revenues of €1.2 million, or 4%. Danish Television operations had marginally decreased net revenues.

        Our Radio operations net revenues increased €4.7 million, or 18%, mainly due to increased revenues at our Finnish Radio operations and Lampsi, and net revenues at our newly acquired stations.

        Our newly acquired Print operations had net revenues of €5.0 million.

Station Operating Expenses

        Station operating expenses increased €11.7 million, or 5%, from €256.4 million for the nine months ended September 30, 2002 to €268.1 million for the nine months ended September 30, 2003, mainly due to increased expenses at our Television stations of €7.8 million, or 3%. Station operating expenses expressed as a percentage of net revenues were 75.0% and 69.5% for the nine months ended September 30, 2002 and 2003, respectively.

        The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €4.1 million, or 4%, primarily resulting from increased cost of broadcasting local productions, which were not broadcasting in the nine months ended September 30, 2002. Our Hungarian Television operations and Kanal 5 had increased station operating expenses of €4.3 million and €2.9 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €3.4 million, or 11%, mainly due to savings made on the change from analogue to digital distribution.

        Our Radio operations had increased station operating expenses of €1.0 million, or 9%, mainly due to expenses at our newly acquired stations.

        Our newly acquired Print operations had print and distribution expenses of €2.9 million.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €3.9 million, or 6%, from €66.7 million for the nine months ended September 30, 2002 to €70.6 million for the nine months ended September 30, 2003, primarily attributable to expenses at our newly acquired operations of €2.2 million. Selling, general and administrative expenses expressed as a percentage of net revenues were 19.5% and 18.3% for the nine months ended September 30, 2002 and 2003, respectively.

        Selling, general and administrative expenses at our Television operations increased €1.4 million, or 2%, mainly due to increased expenses of €1.0 million at our Dutch Television operations, primarily increased office rent and salaries, and increased expenses of €2.8 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €0.9 million at VT4, mainly due to the higher marketing expenses in 2002 related to the re-launch of the station.

        Our Radio operations had increased selling, general and administrative expenses of €1.2 million, or 10%, primarily due to expenses at our newly acquired stations.

        Our newly acquired Print operations had selling, general and administrative expenses of €1.4 million.

Corporate Expenses

        Corporate expenses decreased €0.1 million, or 1%, from €10.4 million for the nine months ended September 30, 2002 to €10.3 million for the nine months ended September 30, 2003. Corporate expenses expressed as a percentage of net revenues were 3.0% and 2.7% for the nine months ended September 30, 2002 and 2003, respectively.

Non-cash Compensation

        Non-cash compensation decreased €0.1 million, or 18%, from €0.6 million for the nine months ended September 30, 2002 to €0.5 million for the nine months ended September 30, 2003. Non-cash compensation expressed as a percentage of net revenues were 0.2% and 0.1% for the nine months ended September 30, 2002 and 2003, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €1.1 million, or 7%, from €15.6 million for the nine months ended September 30, 2002 to €16.7 million for the nine months ended September 30, 2003, mainly due to the absence in 2003 of a one-off reduction in amortization in 2002 on our access to distribution in Norway. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.6% and 4.3% for the nine months ended September 30, 2002 and 2003, respectively.

Operating Income (Loss)

        Operating income (loss) improved €27.5 million from a loss of €7.9 million for the nine months ended September 30, 2002 to an income of €19.6 million for the nine months ended September 30, 2003, primarily attributable to increased operating income of €24.0 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €8.0 million, and €3.3 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €5.2 million, at VT4 of €4.0 million and at TVNorge of €3.9 million.

        Our Radio operations had increased operating income of €2.5 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

        Our newly acquired Print operations had an operating income of €0.7 million.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €1.9 million from €2.4 million for the nine months ended September 30, 2002 to €4.3 million for the nine months ended September 30, 2003. The increase was mainly due to an impairment charge of €6.1 million recorded on our investment in TVN in Poland reflecting the estimated fair value of our investment based on the contemplated sale of our investment in the station for a cash consideration of €131.6 million. The increased loss was partly offset by the absence in 2003 of net losses of €2.9 million associated with our interest in ATV in Austria recorded in the nine months ended September 30, 2002.

Net Interest Expense

        Net interest expense decreased €2.7 million, or 14%, from €20.1 million for the nine months ended September 30, 2002 to €17.4 million for the nine months ended September 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the US dollar against the euro and the repurchase of $10 million face value of the notes during the last twelve months.

Foreign Exchange Gains

        Foreign exchange gains decreased €2.6 million, from €11.1 million for the nine months ended September 30, 2002 to €8.5 million for the nine months ended September 30, 2003, primarily attributable to a lower currency gain in 2003 on our US dollar-denominated accounts payable.

Investment Gains

        Investment gains increased €29.3 million from €0.8 million the nine months ended September 30, 2002, to €30.1 million in the nine months ended September 30, 2003, mainly due to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the newly acquired Print operations

Gain on Extinguishment of Debt

        In the nine months ended September 30, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes, the outstanding aggregate principal amount of which at September 30, 2003 was $65 million (€55.8 million).

Other Expenses, Net

        Other expenses, net, increased €0.1 million from €1.8 million for the nine months ended September 30, 2002 to €1.9 million for the nine months ended September 30, 2003.

Income Taxes

        Income taxes increased €3.1 million from €0.2 million for the nine months ended September 30, 2002 to €3.3 million for the nine months ended September 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €48.0 million from a loss of €20.4 million for the nine months ended September 30, 2002 to an income of €27.6 million for the nine months ended September 30, 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) would have improved €17.8 million from a loss of €20.4 million for the nine months ended September 30, 2002 to a loss of €2.5 million for the nine months ended September 30, 2003.

Station Operating Cash Flow

        "Station operating cash flow" is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is a metric accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

        The following table reconciles operating income (loss) to station operating cash flow:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Operating income (loss)	€(6,248)	€2,311	€(7,889)	€19,613
Add: Corporate expenses	4,280	3,762	10,398	10,313
Non-cash compensation	207	507	621	507
Depreciation	3,037	3,367	10,471	10,739
Amortization	1,041	1,968	5,113	5,921

Station operating cash flow	€2,317	€11,915	€18,714	€47,093

        Station operating cash flow for the three months ended September 30, 2003 increased €9.6 million, or 414% compared to the three months ended September 30, 2002. The improvement was primarily attributable to increased income at TVNorge, VT4, our Dutch and Hungarian Television operations, and Kanal 5 of €2.0 million, €1.7 million, €1.6 million, €0.8 million and €0.9 million, respectively. Our Radio operations had increased station operating cash flow of €1.1 million.

        For the nine months ended September 30, 2003 station operating cash flow increased €28.4 million, or 152%, compared to the nine months ended September 30, 2002. The increase was primarily attributable to improved performance at Kanal 5, our Hungarian Television operations, our Dutch Television operations, TV Norge and VT4 of €7.7 million, €6.1 million, and €4.5 million, €4.0 million and €3.8 million, respectively. Our Radio operations had increased station operating cash flow of €2.5 million.

Disclosure required by the Indenture for our 12% Senior Notes

	Three months ended September 30,	Last twelve months ended September 30,
	2003	2003
Restricted Group Adjusted EBITDA(1)(2)	€10,326	€72,622
Unrestricted Group Adjusted EBITDA(1)(2)	(2,173)	(7,972)
Consolidated Adjusted EBITDA(1)(3)	€ 8,153	€ 64,650

1.
Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and as noted above we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

2.
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Unrestricted Subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001 and as amended July 13, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Restricted Subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

3.
The following table reconciles operating income to Adjusted EBITDA:

	Three months ended September 30,	Last twelve months ended September 30,
	2003	2003
Operating income	€2,311	€39,217
Add: Non-cash compensation	507	1,445
Depreciation	3,367	15,788
Amortization	1,968	8,200

Consolidated Adjusted EBITDA	€8,153	€64,650

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: references to the positive impact of strategic acquisitions on the Company's future competitive position, and management's forecast of a record fourth quarter and full year in terms of profitability. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our directors or officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in foreign exchange rates; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations; the effects of technological changes in broadcasting; our ability to integrate recent acquisitions, and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Teleconference

        SBS will hold a teleconference to discuss its third quarter results on Wednesday, November 12, 2003 at 10:00 a.m. (New York Time) and 16:00 (Central European Time). To access the teleconference, please dial +1-973-409-9262. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. A replay of the teleconference will be available through November 19, 2003, and can be accessed by dialing +1-877-519-4471 or +1-973-341-3080, passcode: 4263957. The webcast will be archived on the Company's web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden. In addition, SBS has publishing operations in The Netherlands.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Nick Laudico/Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667	Jeff Pryor Pryor Associates Tel: +1 818 382 2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +1 44 207 282 2924

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Net revenue	€98,910	€115,228	€341,813	€385,810
Operating expenses:
Station operating expenses	73,811	78,784	256,399	268,073
Selling, general and administrative expenses	22,782	24,529	66,700	70,644
Corporate expenses	4,280	3,762	10,398	10,313
Non-cash compensation	207	507	621	507
Depreciation	3,037	3,367	10,471	10,739
Amortization	1,041	1,968	5,113	5,921

Total operating expenses	105,158	112,917	349,702	366,197

Operating income (loss)	(6,248)	2,311	(7,889)	19,613
Equity in loss from unconsolidated subsidiaries	(2,706)	(6,536)	(2,360)	(4,320)
Interest income	460	404	1,120	872
Interest expense	(7,573)	(6,001)	(21,260)	(18,286)
Foreign exchange gain (loss)	(1,103)	3,881	11,131	8,543
Investment gains	558	30,115	753	30,061
Gain on extinguishments of debt	—	—	—	109
Other expense, net	(1,491)	(1,146)	(1,800)	(1,882)

Income (loss) before income taxes and minority interest	(18,103)	23,028	(20,305)	34,710
Income taxes	(22)	(931)	(183)	(3,321)

Income (loss) before minority interest	(18,125)	22,097	(20,488)	31,389
Minority interest in (income) losses, net	(77)	(2,033)	137	(3,756)

Net income (loss)	€(18,202)	€20,064	€(20,351)	€27,633

Net income (loss) per common share — basic	€(0.64)	€0.70	€ (0.71)	€0.97

Weighted average common shares	28,568	28,621	28,465	28,618

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31,	September 30,
	2002	2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€91,072
Short-term investments 10,408	10,408	633
Accounts receivable trade, net of allowance for doubtful accounts of €3,585 (€2,625 in 2002)	82,291	87,438
Accounts receivable, affiliates	1,480	2,131
Restricted cash and cash in escrow	1,574	2,114
Program rights inventory, current	111,329	112,603
Other current assets	20,031	25,795

Total current assets	294,153	321,786
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	37,157
Goodwill and amortized intangible assets	111,610	185,166
Program rights inventory, non-current	71,982	72,489
Deferred financing cost, net of accumulated amortization	6,395	5,218
Investments in and advances to unconsolidated subsidiaries	143,664	136,463
Notes receivable	870	913
Other assets	1,231	1,612

Total assets	€667,511	€760,804

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,903	€32,517
Accrued expenses	54,453	84,128
Program rights payable, current	68,185	61,592
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	6,514
Deferred income, current	13,668	28,336

Total current liabilities	177,275	213,087
Program rights payable, non-current	31,187	34,792
7% convertible subordinated notes due 2004	66,749	55,784
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	18,181
Deferred income, non-current	2,446	43
Other non-current liabilities	10,801	31,783
Minority interest	23,115	50,358
Shareholders' equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	617,224
Accumulated deficit (475,019)	(447,386)
Treasury shares at cost (997 common shares)	(502)	(27)
Accumulated other comprehensive loss	(233)	(5,281)

Total shareholders' equity	198,706	221,776

Total liabilities and shareholders' equity	€667,511	€760,804

SBS BROADCASTING SA
OPERATING RESULTS BY SEGMENT (UNAUDITED)
(in thousands of euro)

		Three months ended September 30,		Nine months ended September 30,
		2002	2003	2002	2003
Television operations
Net revenue:
TV Norge	(in Norway)	€9,515	€9,883	€34,935	€36,142
Kanal 5	(in Sweden)	14,230	16,358	45,586	58,953
TV Danmark 1 and 2	(in Denmark)	9,164	8,670	29,232	28,919
VT4	(in Belgium)	7,502	9,525	31,633	35,341
SBS6, NET5 and Veronica	(in the Netherlands)	36,656	38,901	124,771	134,365
TV2	(in Hungary)	12,160	14,003	42,972	52,852
Other		1,862	2,502	6,830	3,644

Total net revenue		91,089	99,842	315,959	350,216

Station operating expenses		70,232	71,710	245,493	253,275
Selling, general and administrative expenses		18,994	18,566	54,703	56,084
Depreciation and amortization		3,419	4,529	13,354	14,418

Total operating expenses		92,645	94,805	313,550	323,777

	Income (loss) from operations	€(1,556)	€5,037	€2,409	€26,439

Radio operations
Net revenue:
Denmark	€2,720	€3,806	€9,324	€10,387
Sweden	2,036	1,960	6,830	6,113
Norway	—	821	—	821
Finland	2,649	3,002	8,974	10,622
Greece	416	762	726	2,616

Total net revenue	7,821	10,351	25,854	30,559

Station operating expenses	3,579	4,219	10,906	11,943
Selling, general and administrative expenses	3,788	4,563	11,997	13,160
Depreciation and amortization 659	766	2,230	2,202

Total operating expenses	8,026	9,548	25,133	27,305

Income (loss) from operations	€(205)	€803	€721	€3,254

Print operations
Net revenue—Veronica Magazine	€—	€5,035	€—	€5,035
Station operating expenses	—	2,855	—	2,855
Selling, general and administrative expenses	—	1,400	—	1,400
Depreciation and amortization	—	40	—	40

Total operating expenses	—	4,295	—	4,295

Income from operations	€—	€740	€—	€740

Consolidated
Net revenue:	€98,910	€115,228	€341,813	€385,810

Income (loss) from operating segments	(1,761)	6,580	3,130	30,433
Corporate expenses	(4,280)	(3,762)	(10,398)	(10,313)
Non-cash compensation	(207)	(507)	(621)	(507)

Operating income (loss)	€ (6,248)	€ 2,311	€ (7,889)	€ 19,613

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

QuickLinks

SBS BROADCASTING SA REPORTS THIRD QUARTER RESULTS
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SBS BROADCASTING SA OPERATING RESULTS BY SEGMENT (UNAUDITED) (in thousands of euro)
SIGNATURES